

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 25, 2025

Hadar Levy
Chief Executive Officer
Brainsway Ltd.
16 Hartum Street
RAD Tower, 14th Floor
Har HaHotzvim
Jerusalem, 9777516, Israel

> **Re: Brainsway Ltd.**
> **Registration Statement on Form F-3**
> **Filed April 22, 2025**
> **File No. 333-286672**

Dear Hadar Levy:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Nicholas O'Leary at 202-551-4451 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and
Services

cc: Jayun Koo, Esq.